Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

The following is a letter by ActionPoint for use in communication to certain customers and partners worldwide regarding the merger between ActionPoint, Inc. and Captiva Software Corporation.

Forward Looking Statements

The following letter regarding the merger contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

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19 March, 2002

To ActionPoint Customers and Partners Worldwide:

I hope you join in our excitement about the prospective merger with Captiva. As we entered discussions, it was very much with a goal to combine two market leading companies that didn't really need each other in order to succeed: Captiva growing and achieving operating profitability last year, ActionPoint returning to profitability and with a solid balance sheet, both very successful in their current markets. The discussions arose out of our belief that the combination would prove to be an even stronger company that would benefit you.

ActionPoint's InputAccel product and platform is the leader for sophisticated capture applications, whether for structured or unstructured document capture. As we have provided more forms data capture solutions, both with ActionPoint products and with a myriad of partner products, we have realized two things:

1. No company offers, or can hope to offer, the perfect forms solution for every problem. This has been at the root of our technology partner program and continues as we move forward.

2. We need to provide our customers not only with forms offerings, but forms expertise. It is not enough to have products and partner products which satisfy forms processing needs, we also must develop internal knowledge and expertise about forms applications that allows us to help our customers identify the best technology for their specific needs and to provide the proper assistance to our selling partners in creating powerful and successful solutions.

We believe the Captiva combination strengthens ActionPoint in both these areas. The Captiva forms processing technologies, which are already integrated with InputAccel, provide a robust addition to the products we are already offering - but the Certified Partners Program will remain critical to our success in offering a complete array of forms solutions. The Captiva staff has decades of practical experience in creating and implementing forms solutions, expertise it might otherwise take us years to develop. The merged company will also have significant leverage in our product development efforts going forward: today, both companies make substantial investments in scanning and application connectivity, and we expect the newly available resources to be used to deliver additional core product enhancements more rapidly.

ActionPoint, through the operation of the Pixel Translations division, has long demonstrated its ability to offer products and services, which are widely used by active competitors of the InputAccel product family. We assure our technology partners that we will continue to offer our InputAccel solution in opportunities where Captiva might be considered to be a competitor. We have a reputation of dealing fairly with our customers and partners in these circumstances borne out by our Pixel Translations relationships and our actions with partners after the introduction of our Mitek-based forms offerings.

Altogether, the proposed merger doubles our size, our market reach, and our ability to deliver products and services, which leverage the investments, you have made in InputAccel technology. Join us in celebrating!

Sincerely Yours,

Stephen S. Francis

President & CEO

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Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint, its directors, executive officers and certain other members of ActionPoint's management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint.

Captiva, its directors, executive officers and certain other members of Captiva's management and employees may be deemed to be participants in the solicitation of proxies from Captiva stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants may be obtained by calling Rick Russo, the Chief Financial Officer of Captiva, at (858) 320-1001.